

Mail Stop 4546

November 7, 2016

Via E-mail
Ms. Judy L. Brown
Executive Vice President, Business Operations
   and Chief Financial Officer
Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

    Re: Perrigo Company plc
           Form 8-K
           Filed August 10, 2016
           File No. 001-36353

Dear Ms. Brown:

    We have reviewed your October 14, 2016 response to our October 3, 2016 comment letter and have the following comment.

    Please respond to this comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 10, 2016
Exhibit 99.1: Press release issued August 10, 2016
Table I: Reconciliation of Non-GAAP Measures
Selected Consolidated Information

1. We acknowledge your response to prior comment 2. Please represent to us that in future earnings releases you will disclose the underlying cause for any material discrete income tax adjustments reflected in your non-GAAP earnings, including any specific adjustments recorded related to the interim tax accounting requirements within ASC 740.

       You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                    Sincerely,

                    /s/ Jim B. Rosenberg

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant
                    Office of Healthcare and Insurance